UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-55767

FLAT ROCK CAPITAL CORP.

(Exact name of registrant as specified in its charter)

1350 6th Avenue, 18th Floor

New York, NY 10019

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Flat Rock Capital Corp.
Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒

Rule 12g-4(a)(2) ☐

Rule 12h-3(b)(1)(i) ☐

Rule 12h-3(b)(1)(ii) ☐

Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: Zero.*

*Pursuant to the approval of an Agreement and Plan of Reorganization by and between Flat Rock Capital Corp. (the “Company”) and Flat Rock Core Income Fund (the “Fund”), a non-diversified, closed-end management investment company that is operated as an interval fund, by the board of directors of the Company and the Company’s stockholders, the Company transferred all of its assets to the Fund, in exchange for shares of the Fund (“Reorganization Shares”) and the assumption by the Fund of all of the liabilities of the Company. The Company then distributed Reorganization Shares proportionately to stockholders of the Company (the “Reorganization”). As a result of the Reorganization, all of the Company’s stockholders of record as of November 20, 2020, the closing date of the Reorganization, are now shareholders of the Fund, and the Company no longer has any stockholders. The Company has cancelled all its authorized shares and will be dissolved.

Pursuant to the requirements of the Securities Exchange Act of 1934, Flat Rock Capital Corp. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FLAT ROCK CAPITAL CORP.

Date: December 4, 2020	By:	/s/ Robert K. Grunewald
	Name:	Robert K. Grunewald
	Title:	President and Chief Executive Officer